UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016

OR

☐           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-7933

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan
200 E. Randolph Street
Chicago, IL 60601

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon plc
8 Devonshire Square
London EC2M 4PL

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ Bob Lyter
Bob Lyter

Date:
June 29, 2017

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2016 and 2015

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm
The Retirement Plan Governance and Investment Committee
Aon Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Aon Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 29, 2017

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Net Assets Available for Benefits

(in Thousands)

	December 31
	2016	2015
Assets

Investments - fair value	$4,683,793	$4,316,872
Investments - contract value	536,359	501,473

Receivables:
Company contributions	54,351	—
Pending trade sales	2,515	1,349
Accrued interest and dividends	491	634
Notes receivable from participants	57,991	58,573
Total receivables	115,348	60,556

Liabilities:
Pending trade purchases	(1,858)	(1,450)
Accrued expenses	(2,002)	(2,040)
Total liabilities	(3,860)	(3,490)

Net assets available for benefits	$5,331,640	$4,875,411

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

(in Thousands)

	Year ended
	December 31
	2016	2015
Additions
Net investment income:
Net (depreciation) / appreciation in fair value of investments	$431,863	$(51,544)
Interest income and dividends	13,818	20,089
Aon plc dividends	2,779	2,648
Total net investment (loss) / income	448,460	28,807

Interest income on notes receivable from participants	2,436	2,231

Contributions:
Company	135,424	124,116
Participants	187,012	179,911
Rollovers	27,651	17,681
Total contributions	350,087	321,708

Total additions	800,983	295,132

Deductions:
Benefit payments	(318,336)	(296,514)
Management and administrative fees	(9,775)	(8,085)
Total deductions	(328,111)	(304,599)

Net (decrease) / increase in net assets available for benefits	472,872	(9,467)

Plan transfer out	(16,643)	—

Net assets available for benefits at beginning of year	4,875,411	4,884,878
Net assets available for benefits at end of year	$5,331,640	$4,875,411

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2016

1.	Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (herein referred to as Aon, the Company or the Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Northern Trust Company (Northern Trust) serves as the Plan's trustee to administer the Plan's assets. Hewitt
Associates, LLC serves as the Plan's record-keeper.

Participants in the Aon plc Class A Ordinary Shares ESOP Fund (the ESOP Fund) have the option to reinvest dividends in additional shares of Aon plc Class A Ordinary Shares in the Plan or receive dividends in cash. Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.
Eligibility and Participation

Full time and Part time employees scheduled to work 20 or more hours per week are eligible to participate their first day of work. Part-time employees scheduled to work fewer than 20 hours per week and all temporary employees are eligible to participate the pay period concurrent with the first January 1 or July 1 following one year of service with 1,000 paid hours and attaining age 21. New employees are eligible for the employer contribution after 30 days of service.

Contributions

Participant – Participant contributions are made by means of regular payroll deductions. All eligible employees may elect to contribute up to 50% of their compensation, as defined by the Plan. Additional catch-up contributions are available if you are age 50 or oder during the year.

Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $18,000 in 2016 and 2015. In addition to regular participant contributions, catch-up contributions of up to $6,000 for 2016 and 2015 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled in the Plan at a 3% (4% prior to January 1, 2016) contribution rate after 30 days of service unless the election is waived. After participants have completed six months of service, their automatic enrollment contribution will increase by 1% each April until reaching 9%. Participants can change their deferral percentage or investment selections at any time.

For automatic enrollment, contributions to Plan accounts are automatically invested in the applicable Target Retirement Investment Portfolio (TRIP Options). TRIP Options are a premixed portfolio of investments based on the participant’s age. TRIP Options are managed with the goal of providing investors with an optimal level of return and risk based on a target retirement date (e.g., 2020, 2030, 2040 or 2050) and reach an ultimate allocation target post-retirement. Effective December 1, 2015, the TRIP Options were renamed the Target Date Portfolios and expanded to include additional options at 5 years increments (e.g., 2020, 2025 or 2030) as part of a comprehensive revision of investment options.

In addition to or in lieu of contributions on a pre-tax basis (i.e., traditional 401(k) contributions, the Plan provides participants with the option to make Roth 401(k) contributions to the Plan. Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or any potential appreciation and/or earnings after meeting applicable requirements. Total contributions, whether made on a pre-tax or after tax basis, are subject in total to the limits set by the IRS each year as described in the Contributions section of these financial statements.

Company - For 2015, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan. These contributions are made concurrent with participant contributions. For 2016, the Company contributed an amount equal to 100% of the first 1% of a participant’s eligible before-tax and/or Roth 401(k) savings and 50% of the next 6% eligible before-tax and/or Roth 401(k) savings each pay period. The Company may make a further discretionary contribution as determined by the Company’s Board of Directors. There were no discretionary contributions in 2015 or 2016.

Effective January 1, 2016, participants eligible for Company matching contributions also receive a separate non-elective Retirement Account Contributions (RAC) of 2.5% of compensation if they are actively employed on the last day of the year, regardless of employee contributions. However, participants may also be eligible for the RAC if they terminated employment during the applicable year due to death, retirement at or after age 55 with five years of vesting service, or under circumstances that qualified for severance under the Aon Severance Plan. Participants are not required to make any contributions to the Plan to receive the RAC. The amount of the contribution is a fixed 2.5% of annual eligible compensation and is deposited to participant accounts in March following the close of the year.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant. Additionally, a brokerage account is offered, whereby participants can invest up to 50% of their account in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, (b) Plan earnings (losses) and (c) administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employee contributions are always 100% immediately vested in their own contributions. Employees hired on or after January 1, 2016 will be 100% vested in these contributions upon earning two years of service (if you terminate employment before earning two years of service, these contributions will be forfeited). Employees active as of 12/31/2016 are 100% immediately vested in these contributions.

Forfeitures

Forfeitures of $160 thousand for 2016 and $46 thousand for 2015 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to the participant’s vested balance. The participant may elect to receive this payment directly or to be rolled into another plan or individual retirement account (IRA). The Plan has a force out for balances less than $5,000. There are two options for distribution. Balances up to $1,000 are a direct payment and balances of $1,000 to $5,000 are rolled into another plan or individual retirement account (IRA). Otherwise, a participant may leave their balances in the Plan. Vested amounts of the ESOP may be received in cash or Aon plc Class A Ordinary Shares. There are other distribution options based on various age, service and account balance parameters.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the Aon Retirement Account portion of the account. Roth and brokerage account balance can be used to determine the 50% threshold but are unable to be included in the amount of the loan. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP).

Investment Valuation and Income Recognition

Investments held by the Plan (except for the synthetic investment contracts (SICs)) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

The plan sponsor maintains proper oversight of the Plan through the Retirement Plan Governance and Investment Committee (RPGIC). The RPGIC is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

In conformity with Accounting Standards Codification (ASC) 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the fair value hierarchy. See Note 3 for further description and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reporting of Investment Contracts

The Plan invests in SICs with Voya Financial Inc., Metropolitan Life Insurance Company (MetLife) and Prudential Insurance Company of America. SICs are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. SICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but it is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The SICs do not permit Voya Financial Inc., MetLife or Prudential Insurance Company of America to terminate the agreement prior to the scheduled maturity date. However, the SICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: (1) a breach of material obligation under the contract, (2) a material misrepresentation or (3) a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract value is below contract value.

The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the SICs terminate due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain separate account contracts permit the fund or the issuer to elect to terminate the contract, with the fund having the right to elect to receive either market value, convert the contract to a GIC or make an amortization election. In addition, if the fund defaults in its obligations under the separate account contract, the issuer may terminate, and the fund will receive market value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Administrative Expenses

Some administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses or is limited to do so by Department of Labor or other applicable regulations. The Company paid $763 thousand of Plan expenses in 2016 and $653 thousand in 2015.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan.

Common stock and mutual funds: consist of domestic and international equity securities and mutual funds. Common stock and mutual funds agree to the closing stock prices on a national securities exchange,

Preferred stock / other equities: valued at representative quoted market prices.

REITs: consist of publicly traded real estate investment trusts ("REITs") and direct real estate investments. REITs are valued using the closing stock price on a national security exchange.

Short term investment funds: consist of cash, institutional short-term investment funds, and money market funds. The company reviews the short-term investment funds to obtain reasonable assurance that the fund net asset value is $1 per share.

Self directed brokerage account: mutual funds and money market funds valued at the quoted net asset value (NAV) of shares held by the Plan at the valuation date.

Common collective trusts: valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

	Investments at fair value
	as of December 31, 2016
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Investments:

Common stock	$889,511	$—	$—	$889,511
Mutual funds	2,435,311	—	—	2,435,311
Preferred stock / other equities	—	3,515	—	3,515
REITS	207,648	—	—	207,648
Short term investment funds	3,184	—	—	3,184
Self directed brokerage account	36,827	22,119	—	58,946
	$3,572,481	$25,634	$—	$3,598,115
Common collective trusts				$1,085,678
				$4,683,793

	Investments at fair value
	as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(in Thousands)
Investments:

Common stock	$914,336	$—	$—	$914,336
Mutual funds	2,525,331	—	—	2,525,331
Preferred stock / other equities	—	2,789	—	2,789
REITS	180,245	—	—	180,245
Short term investment funds	18,003	—	—	18,003
Self directed brokerage account	32,558	17,924	—	50,482
	$3,670,473	$20,713	$—	$3,691,186
Common collective trusts				$625,686
				$4,316,872

4.	Income Taxes

The Plan has received a determination letter from the IRS dated October 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Related Party Transactions

The Plan invests in the Class A Ordinary Shares of Aon plc and investments managed by the Trustee. In addition, the Plan uses Hewitt Associates, LLC as the record-keeper. These transactions qualify as party-in-interest transactions; however, they are exempt from prohibited transaction rules under ERISA.

7.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2016 and 2015 to the Form 5500:

	2016	2015
	(in Thousands)
Net assets available for benefits per the financial statements	$5,331,640	$4,875,411
Add: adjustment from contract value to fair value for investment contracts held in the common collective trust fund and SICs	(496)	1,084
Net assets available for benefits per the Form 5500	$5,331,144	$4,876,495

	2016	2015
	(in Thousands)
Net (depreciation) / appreciation in fair value of investments per the financial statements	$431,863	$(51,544)
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at year-end	(496)	1,084
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts at prior year	$(1,084)	$(4,632)
Net gain / (loss) per the Form 5500	$430,283	$(55,092)

8.	2016 Transfer Detail

Assets valued at approximately $16.6 million were transferred out of the plan due to divestiture sales and related loan activity.

During the 2016 plan year, the Company divested Aon Hewitt Absence-Management on January 1, 2016 and transferred $8.5 million assets for participant’s Plan accounts. The Company also divested Aon Fire Engineering Corporation on April 1, 2016 and transferred $7.6 million assets for participant’s Plan accounts.

9.	Subsequent Events

Effective April 1, 2017, the Aon Stock Fund will be discontinued as a Plan active investment option. After March 31, participants cannot contribute or transfer any savings into the Aon Stock Fund (including employee contributions, Aon matching contributions, fund transfers-in, loan repayments, and rollover contributions). Participants that currently contribute to the Fund will need to select a different investment option or options. If the participant does not select a different investment option, any amounts that would normally have been directed to the Aon Stock Fund will be automatically re-directed to the applicable age-appropriate Target Date Portfolio (assuming retirement at age 65). On December 1, 2017, the Aon Stock Fund will be liquidated and removed from the the Plan.

On February 11, 2017 Aon announced an agreement to sell the benefits and HR platform to Alight Solutions (formerly Tempo Acquisition, LLC, an entity formed and controlled by the Blackstone Group L.P.). The sale closed in May 2017. Subsequent to closing of the sale, the Plan account balances will be transferred to the new company’s plan, and the impacted employees will cease participation in the Plan.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
Common Stock
Adient Plc Adient Plc Ltd Com	$495
Adr Aegon N V Ny Registry Sh	2,454
Adr Alibaba Group Hldg Ltd-Sp A	3,065
Adr Asml Hldg Nv Ny Reg 2012 (Post Rev Split)	2,286
Adr Astrazeneca Plc Sponsored Adr Uk	5,991
Adr Ctrip Com Intl Ltd Ads	1,204
Adr Novartis Ag	9,200
Adr Roche Hldg Ltd Sponsored Adr Isin #Us771195104	5,923
Aetna Inc	2,644
Alexion Pharmaceuticals Inc Com	3,662
Allergan Plc.	1,055
Alnylam Pharmaceuticals Inc Com	1,090
Alphabet Inc Cap Stk Cl A	10,619
Alphabet Inc Cap Stk Cl C	17,090
Amazon Com Inc Com	19,819
American Airlines Inc Com Usd1	3,776
American Express Co	8,290
American Tower Corp	3,995
Anadarko Petro Corp Com	6,185
Anthem Inc Com	2,990
* Aon plc Class A Ordinary Shares	238,317
Apache Corp Com	7,439
Apple Inc Com Stk	7,609
Ashland Global Hldgs Inc Com	710
Autozone Inc Com	3,193
Baker Hughes Inc Com	6,861
Bank New York Mellon Corp Com Stk	9,301
Bank Of America Corp	16,126
Bb&T Corp Com	4,316
Biogen Inc Common Stock	3,284
Boeing Co Com	3,736
Bristol Myers Squibb Co Com	6,388
Cap 1 Fncl Com	15,537
Celanese Corp Del Com Ser A Stk	4,110
Celgene Corp Com	1,563
Centene Corp Del Com	559
Charter Communications Inc New Cl A	11,844
Cigna Corporation	8,888
Cisco Systems Inc	7,585
Coach Inc Com	2,101
Comcast Corp New-Cl A	10,477
Concho Res Inc Com Stk	3,209
Corning Inc Com	3,257
Costco Wholesale Corp New Com	336
Crown Castle Intl Corp New Com	2,056
Danaher Corp Com	5,636
Dell Technologies Inc Com Cl V	2,985
Delphi Automotive Plc	2,021
Delta Air Lines Inc Del Com New	595
Dish Network Corp Cl A Com Stk	3,012

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
Dollar Gen Corp New Com	872
Dropbox Inc Cl A Com Stk - Trowe Price Only	461
Equifax Inc Com	313
Equinix Inc Com Par $0.001	1,751
Express Scripts Hldg Co Com	5,806
Facebook Inc Cl A	10,751
Fedex Corp Com	9,924
Ferrari N V Ferrari N V Common S Tock	2,133
Fidelity Natl Information Svcs Inc Com Stk	634
First Rep Bk San Francisco Calif New Com	514
Fiserv Inc Com	2,219
Fortive Corp Com Mon Stock	1,392
Goldman Sachs Group Inc Com	13,385
Harley Davidson Com Usd0.01	2,164
Hewlett Packard Enterprise Co Com	13,958
Hilton Worldwide Hldgs Inc Com	1,238
Home Depot Inc Com	1,917
Honeywell Intl Inc Com Stk	1,900
Hp Inc Com	7,399
Humana Inc Com	2,526
Huron Consulting Group Inc Com Stk	35
Ihs Markit Ltd Com	856
Ill Tool Wks Inc Com	527
Illumina Inc Com	1,432
Intercontinental Exchange Inc Com	2,934
Intuitive Surgical Inc Com New Stk	4,002
Johnson Ctls Intl Plc Com Usd0.01	3,198
Jpmorgan Chase & Co Com	11,485
Juniper Networks Inc Com	398
Las Vegas Sands Corp Com Stk	1,602
Liberty Interactive Corporation Qvc Group Ser A	1,705
Lowes Cos Inc Com	2,347
Marriott Intl Inc New Com Stk Cl A	2,241
Martin Marietta Matls Inc Com	1,139
Mastercard Inc Cl A	5,834
Maxim Integrated Prods Inc Com	3,205
Medtronic Plc Common Stock	3,141
Mercadolibre Inc Com Stk	1,218
Merck & Co Inc New Com	3,373
Metlife Inc Com Stk Usd0.01	9,237
Mgm Resorts International Com	2,554
Microsoft Corp Com	20,867
Mondelez Intl Inc Com	2,248
Morgan Stanley Com Stk Usd0.01	4,212
National Oilwell Varco Com Stk	4,631
Netapp Inc Com Stk	3,509
Netflix Inc Com Stk	1,087
News Corp New Cl A	354
Nextera Energy Inc Com	1,876
Nvidia Corp Com	1,697
Nxp Semiconductors N V Com Stk	3,491

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
O Reilly Automotive Inc New Com Usd0.01	1,726
Palo Alto Networks Inc Com Usd0.0001	575
Paypal Hldgs Inc Com	5,131
Philip Morris Intl Com Stk Npv	3,760
Pvtpl T Rowe Price Wework Co Inc. Cl A Com Stk	30
Roper Technologies, Inc	2,032
Ross Stores Inc Com	1,942
Salesforce Com Inc Com Stk	4,327
Sanofi Sponsored Adr	11,846
Schlumberger Ltd Com Com	8,613
Schwab Charles Corp Com New	17,146
Servicenow Inc Com Usd0.001	2,441
Signet Jewelers Ltd Ord Usd0.18	1,123
Sprint Corp Com Ser 1 Com Ser 1	5,768
Starbucks Corp Com	2,171
State Str Corp Com	2,168
Stryker Corp	3,103
Symantec Corp Com	612
Synopsys Inc Com	3,008
Target Corp Com Stk	3,063
Td Ameritrade Hldg Corp Com Stk	2,088
Te Connectivity Ltd	4,581
Tencent Hldgs Limited Common Stock	3,325
Tesla Mtrs Inc Com	3,577
The Priceline Group Inc	15,819
Time Warner Inc Usd0.01	12,517
T-Mobile Us Inc Com	1,121
Tractor Supply Co Com	2,107
Twenty-First Centy Fox Inc Cl A	7,694
Twenty-First Centy Fox Inc Cl B	1,613
Union Pac Corp Com	5,754
Unitedhealth Group Inc Com	10,225
Verisign Inc Com	1,583
Vertex Pharmaceuticals Inc Com	1,879
Visa Inc Com Cl A Stk	7,911
Vmware Inc Cl A Com	3,228
Wabtec Corp Com	509
Walgreens Boots Alliance Inc Com	3,012
Wal-Mart Stores Inc Com	6,214
Weatherford International Ltd(Ie)Usd0.001	884
Wells Fargo & Co New Com Stk	15,660
Workday Inc Cl A Com Usd0.001	1,335
Yum Brands Inc Com	1,115
Zayo Group Hldgs Inc Com	394
Zoetis Inc Com Usd0.01 Cl 'A'	2,205
Total Common Stock	$889,511

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
Mutual Funds
GSAM Emd 50/25/25 Str	$12,541
Blckrck ACWI EX - US F	437,536
Aon International Unit E	427,718
Blackrock Equity Index Unit C	1,154,985
Aon Small Cap Unit D	208,788
Blackrock Msci Acwi Ex Us Imi Index Nl Fund M	15,120
Vanguard Horizon Fds Cap Opportunityfd Admiral Shs	164,452
Northn Instl Fds Treas Portfolio Premier Cl	14,171
Total Mutual Funds	$2,435,311

Preferred Stock / Other Equities
Airbnb Inc Series D Cvt Pfd	$407
Pvtpl Airbnb Inc Ser E Cvt Pfd Stk	316
Pvtpl Flipkart	359
Pvtpl Flipkart	70
Pvtpl Flipkart Limited Series G	334
Pvtpl Flipkart Ltd	62
Pvtpl Flipkart Ltd	21
Pvtpl Flipkart Ltd	38
Pvtpl Magic Leap Inc Pp Series C Cvt Pfd Stk	338
Pvtpl Snapchat Inc Ser F Cvt Pfd Stk	388
Pvtpl T Rowe Price Wework Co Inc. Sere Cvt Pfd Stk	267
Pvtpl Uber Technologies Inc Ser G Cvtpfd Stk	588
Pvtpl Xiaoju Kuaizhi Inc - Ser A-17 Cvt Pfd Stk	327
Total Preferred Stock / Other Equities	$3,515

Morgan Stanley Global Real Estate Fund
JPM Ppty REIT	$207,516
Morgan Stanley Global REIT	132
Total REIT	$207,648

Short Term Investment Fund
Swiss Franc	$17
United States Dollar	3,167
Total Short Term Investment Fund	$3,184

Self Directed Brokerage Account
Aon SDA Asset	$58,946
Total Self Directed Brokerage Account	$58,946

Common Collective Trusts
Blackrock Commodity FD	$36,436
JPM High Yield Broad Stra	141,360
PIMCO Emerg Mkts Inst	27,211
PIMCO Intl Portfolio	33,044
PIMCO Inv Grd #702	62,992
PIMCO Priv Mtg 474	93,766
PIMCO Priv Us Gov 470	91,028
PIMCO Fds Pac Invtreal Re	39,126
PIMCO Asset Back Sec	36,240

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
PIMCO High Yield #706	21,420
PIMCO Short - Term Port	—
PIMCO Fds Pac Invt Mgmt	4,772
Paps Short -Term Float Ii	6,830
Ni Fds Treas Port Premier	480
Blackrock Us Tips NL	79,195
Blackrock Us Debt Index Non Lendable Fund F	35,130
Blackrock Russell 2500 Index N1 Fund F	376,649
Total Common Collective Trusts	$1,085,679

Stable Value Fund
Collective Short Term Investment Fund	$26,170
Synthetic Investment Contracts:
Metropolitan Life 32632	170,569
Prudential GA-62389	211,499
Voya MCA-60406	127,626
Total Stable Value Fund	$535,864

* Participant Loans (4.25%)	$57,991

Total Investments at Fair Value	$5,277,649

*Indicates party-in-interest not prohibited by ERISA